Exhibit 99.2

TIAN RUIXIANG Holdings Ltd Announces Initial Closing of Follow-on Public Offering

Beijing, China, June 07, 2021 -- TIAN RUIXIANG Holdings Ltd (Nasdaq: TIRX) (the “Company”), a China-based insurance broker, announced today the initial closing of its previously announced best-effort follow-on public offering for the sale of up to 4,800,000 units offered by the Company at a purchase price of US$7.50 per unit. The initial closing of 2,000,000 units for aggregate gross proceeds of US$15 million, was made pursuant to the terms of a Securities Purchase Agreement between the Company and several institutional investors, dated June 2, 2021. Each unit consists of one Class A ordinary share of the Company, and one warrant to purchase one Class A ordinary share of the Company. Each warrant has an exercise price of US$8.00 per Class A ordinary share. The Company may sell additional units to these institutional investors in one or more additional closings on the same terms as the units purchased at the initial closing until the earlier of the sale of the maximum number of 4,800,000 units and the termination of the offering by July 17, 2021, unless amended.

The Company intends to use the net proceeds from the offering primarily for: (i) building an information data platform; (ii) building its intelligent customer service system; (iii) establishing a “key customers” department; (iv) product research and development; and (v) general corporate purposes.

Univest Securities, LLC acted as the exclusive placement agent for the offering pursuant to a placement agent agreement. Hunter Taubman Fischer & Li LLC served as counsel to the Company, and Sullivan & Worcester LLP served as counsel to Univest Securities, LLC in connection with the offering.

The units, and the Class A ordinary shares and warrants included in the units and Class A ordinary shares underlying the warrants, are being offered pursuant to effective registration statements on Form F-1 (SEC File Nos. 333-256574 and 333-256734), as amended, that were filed with the Securities and Exchange Commission (the “SEC”) and declared effective by the SEC on June 2, 2021, and June 3, 2021, respectively. Copies of the final prospectus filed with the SEC in connection with the offering may be obtained on the SEC's website at http://www.sec.gov. The units are being offered only by means of such prospectus. Electronic copies of the final prospectus may also be obtained, from Univest Securities, LLC, by email at IBAssistDesk@univest.us or standard mail to Univest Securities, LLC, Attn: 375 Park Avenue, 15th Floor, New York, NY 10152.

This press release does not constitute an offer to sell or the solicitation of an offer to buy, nor will there be any sales of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

About TIAN RUIXIANG Holdings Ltd

TIAN RUIXIANG Holdings Ltd, headquartered in Beijing, China, is an insurance broker operating in China. It distributes a wide range of insurance products, which are categorized into two major groups: (1) property and casualty insurance, such as automobile insurance, commercial property insurance, liability insurance; and (2) life insurance, such as individual and group life insurances. For more information, visit the company’s website at http://ir.tianrx.com/.

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. These forward looking statements include statement regarding the sale of additional units in additional closings, the termination of the offering and the anticipated use of proceeds. These forward-looking statements are made only as of the date indicated, and the Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the SEC.

For more information, please contact:

Sherry Zheng

Weitian Group LLC

Phone: 718-213-7386

Email: shunyu.zheng@weitian-ir.com